UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

3 Lohamei HaGetaot St. Nahariya, Israel 2244427 Tel: (011) (972) 50-652-1727

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Entry into a Material Definitive Agreement

We have entered into an Investment Agreement (the "Investment Agreement") with four entities located in the Far East (the "Investors"), dated February 17, 2017, and an Amendment to the Investment Agreement, also dated February 17, 2017, for an equity investment of $2 million in the Company. Pursuant to the terms of the Investment Agreement, as amended, in consideration for the Investors' investment of $2 million, we will issue to the Investors 35,256,844 ordinary shares, representing approximately 30% of the Company's issued share capital. The closing of this investment transaction is scheduled to take place on April 30, 2017. We are aware that the Investors must obtain certain governmental approvals to complete the investment transaction.  We cannot provide any assurance that such approvals will be obtained.

The ordinary shares to be issued to the Investors have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended. Our issuance of the ordinary shares will be exempt from the registration requirements of the Securities Act of 1933 by virtue of Regulation S, as an offering made outside the United States to non-U.S. Persons.

The Investment Agreement, as amended, also provides that the Board of Directors of the Company will appoint a director designated by the Investors to the Board of Directors of the Company to serve until the next annual general meeting of the shareholders of the Company.

According to the terms of the Investment Agreement, the Investors will establish a joint venture company with us in the Far East, to be owned 70% by the Investors and 30% by us, for the distribution of our proposed products in the Far East. Subject to our license agreement with Bar Ilan University, we will grant the joint venture company an exclusive license to use our technology within a defined territory in the Far East, subject to a joint venture agreement to be negotiated and signed between the parties.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILE LTD.
By:	/s/ Raz Gal
Name: Raz Gal
Title: Chief Executive Officer

Date: February 28, 2017